Exhibit 21.1

Delek Logistics Partners, LP
Subsidiaries of the Registrant

Company Name:	State of Incorporation:
Delek Logistics Operating, LLC	DE
Delek Marketing & Supply, LP	DE
Delek Marketing GP, LLC	DE
Delek Crude Logistics, LLC	TX
Delek Marketing-Big Sandy, LLC	TX
Paline Pipeline Company, LLC	TX
Magnolia Pipeline Company, LLC	DE
SALA Gathering Systems, LLC	TX
El Dorado Pipeline Company, LLC	DE
DKL Transportation, LLC	DE
DKL Caddo, LLC	DE
DKL RIO, LLC	DE